SolarMax Technology, Inc.

1080 12th Street

Riverside, California 92507

December 19, 2023

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn: Ronald (Ron) Alper

Pam Howell

Ameen Hamady

Jennifer Monick

Re:	SolarMax Technology, Inc.
Amendment No. 10 to Registration Statement on Form S-1
Filed December 4, 2023
File No. 333-266206

Ladies and Gentlemen:

This letter is in response to the letter dated December 18, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to SolarMax Technology, Inc. (the “Company”). For ease of reference, we have recited the Staff’s comment in this response.

Notes to Consolidated Financial Statements for the Nine Months Ended September 30, 2023 and 2022 (Unaudited)

2. Basis of Presentation and Summary of Significant Accounting Policies Warranties, page F-17

1.

We note your disclosure that in 2016, as a result of the bankruptcy of a Chinese panel supplier from whom the Company purchased solar modules, the Company reclassified the liability related to unpaid retentions to warranty liability in the amount of $651,000 and that given that the Company has not received any claims against the liability since that time, the Company reversed the liability against cost of revenue during the third quarter of 2023. Please tell us how the Company considered the guidance in ASC 405-20-40-1b in determining that it should derecognize the liability. Specifically, your response should indicate any analysis the Company conducted to determine that it was legally released under such liability.

Response: There was no release of a legal obligation as described under ASC 405-20-40-1 but, rather, a change in estimate of the warranty reserve under ASC 460.

In 2014, the Company negotiated a retention of $651,000 from purchases of solar modules from a Chinese panel supplier to support potential end-user claims which the Company may be required to satisfy in lieu of a manufacturer’s warranty.  At the time, the Chinese panel supplier was experiencing financial problems, making it uncertain that the supplier would be able to honor its warranty on the panels purchased. There was no agreement that the Company would pay any portion of the amount retained that was not used to satisfy warranty costs and the retained amount was classified as a warranty liability.  The Chinese panel supplier subsequently went bankrupt more than nine years ago, and no claim was made against the Company in the bankruptcy proceeding.

The Company has not received any material claims against the amount retained and treated as warranty liability since the time the solar modules were installed in 2013.  Accordingly, the Company reassessed its warranty reserve under ASC 460 and reduced its warranty reserve by $651,000 against cost of revenue in the third quarter of 2023.

The paragraph in the Notes to Consolidated Financial Statements for the Nine Months Ended September 30, 2023 and 2022 (Unaudited), 2. Basis of Presentation and Summary of Significant Accounting Policies Warranties, page F-17 is not materially incorrect but we will revise the disclosure in the annual financial statements for the year ended December 31, 2023 to provide clarification.

If you have any questions, please do not hesitate to call our counsel, Asher S. Levitsky PC of Ellenoff Grossman & Schole LLP at (917) 930-0991.

Very truly yours

/s/ David Hsu
David Hsu, Chief Executive Officer

cc: Asher S. Levitsky PC